FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2006

                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                                 67 Akti Miaouli
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No X
                                    ---   ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release dated January 24, 2006 by Excel Maritime Carriers Ltd. (the "Company") announcing the participation of Mr. Christopher Georgakis, the CEO of the Company, in a moderated conference call organized by Captial Link to discuss the developments, prospects and outlook of the dry bulk sector.

ADDITIONAL INFORMATION

     None.

NEWS RELEASE for January 24th, 2006
-----------------------------------

Contact:
Investor Relations / Financial Media:         Company:
Nicolas Bornozis                              Christopher Georgakis
President                                     Chief Executive Officer
Capital Link, Inc.                            Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                  67 Akti Miaouli Street
New York, NY 10160, USA                       185 38 Piraeus, Greece
Tel:  (212) 661-7566                          Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                           Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com             E-Mail: info@excelmaritime.com
        -------------------------                     ----------------------
              www.capitallink.com                      www.excelmaritime.com
              -------------------                      ---------------------

     Christopher Georgakis of Excel Maritime to Participate in DryBulk CEO Virtual Forum on January 31st 2006.

PIRAEUS, GREECE (January 24, 2006). Excel Maritime Carriers Ltd (NYSE: EXM) - The President and Chief Executive Officer of Excel Maritime, Christopher Georgakis will be participating in a conference call to discuss the developments, prospects and outlook of the dry bulk sector with the executives of DryShips, FreeSeas and Quintana Maritime. The discussion will be moderated by Charlotte Crosswell, Head of NASDAQ International / Isabella Schidrich, Director for W. Europe, NASDAQ International. At the end of the virtual roundtable discussion, investors will be able to submit their own questions to the participating CEOs. The whole event is expected to last for about one hour.

The CEO Virtual Forum is organized by Capital Link, an international investor relations firm focusing on the shipping sector, in cooperation with NASDAQ.

Conference Call details:

Date and Time:
--------------
The conference call and roundtable discussion will take place on Tuesday, January 31, 2006 at 10:30 a.m. EST.

Access Numbers:
---------------
Investors can access the conference call and the forum discussion by dialing the following toll free numbers:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryBulk Forum".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryBulk Forum".

A telephonic replay of the conference call will be available until Friday, February 3, 2006 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the
UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Webcast details:
A live - and then archived- webcast of the Forum can be accessed at the website of Capital Link at http://www.capitallinkforum.com/shipping/2005/ or at the website of Excel Maritime, www.excelmaritime.com

Investors are urged to log into the conference call or the webcast 10 minutes in advance of the scheduled commencement time of 10:30 a.m. EST on Tuesday, January 31, 2006.

Transcript:
A transcript of the Forum discussion will be freely available within 48 hours from the date of the call. Investors can access and download the transcript at any of the above mentioned websites. They can also request that the transcript be e-mailed to them by registering on line at www.capitallink.com.

About Excel Maritime Carriers Ltd
---------------------------------
The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com.

                            Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)

Dated:  January 24, 2006                  By: /s/ Christopher J. Georgakis
                                             ----------------------------
                                                  Christopher J. Georgakis
                                                  President and
                                                  Chief Executive Officer









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